Exhibit 99.95

VERSES

VERSES Advances Spatial Web Protocol, Architecture and Governance Standards to Final Voting Stage

Standards Moved from Working Group to Final Balloting Process at Global Standards Organization

VANCOUVER, British Columbia, April 12, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, applauds the progress of the Standard for Spatial Web Protocol, Architecture and Governance moving to the final balloting process at the Institute of Electrical and Electronics Engineers (IEEE).

"We believe yesterday's vote is a historical milestone approving the readiness of the specifications in moving the current version into the "balloting process" to then be voted upon to become a standard," said Gabriel René, founder and CEO of VERSES. "We look forward to seeing this process completed next quarter, and with that, we believe that the adoption of these standards for Artificial Intelligence will help define a clearer path as we work towards a smarter, safer connected world."

"This progress is the result of our efforts over the past five years where we have been working to develop the social and technical standards with the IEEE to help ensure that AI systems are safe, secure, and trustworthy. The report we issued, 'The Future of AI Governance,' combined with the legal input from the law firm Dentons, provides our unique perspective on global artificial intelligence governance. This was written with the AI experience from the VERSES team as well as guidance on socio-technical standards from the Spatial Web Foundation," concluded Mr. René.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120